FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2004

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

        Attached to the Registrant’s Form 6-K for the month of October 2004 and incorporated by reference herein is the Registrant’s immediate report dated October 31, 2004.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: October 31, 2004

BLUEPHOENIX ANNOUNCES NEW LANGUAGEMIGRATOR
CODE CONVERSION TOOL FOR POWERBUILDER TO JAVA

New Tool Helps Migrate From Legacy PowerBuilder Applications to Modern Java Solutions

Gartner Symposium/ITxpo, CANNES, France – Oct 31, 2004 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, has announced the release of its newest automated code generator for Fourth Generation programming languages (4GL). BluePhoenix™ LanguageMigrator for PowerBuilder is the firm’s fifth 4GL language supported by its automated code generator developed for converting both mainframe and client server applications away from old 4GL languages and proprietary development environments. LangugeMigrator for PowerBuilder helps companies migrate from legacy PowerBuilder applications to a modern Java solution.

The announcement further establishes BluePhoenix as a leader in 4GL migration with capabilities in five legacy 4GL languages: Natural, ADSO, Mantis, COOL:Gen, and now PowerBuilder. The company made its announcement at the Gartner Symposium/ITxpo, running Oct. 31 through Nov. 4 at the Palais des Festivals in Cannes. BluePhoenix is now accepting proof of concept assignments for PowerBuilder migrations.

“Providing up-to-date Web-based information is an absolute requirement today,” said Ted Venema, senior vice president of product management for BluePhoenix, “but thousands of companies are trapped by these old mainframe and client server 4GL environments. With LanguageMigrator, we can perform automated, cost-effective migrations while minimizing downtime, retaining the content of the original code, and providing a potential career path for current programmers by learning and maintaining the new Java applications. These are huge factors in deciding to migrate away from PowerBuilder or any of these legacy languages.”

According to BluePhoenix, the factors driving firms to consider the change away from 4GL languages are threefold: licensing cost, fewer programmers with the right skills, and the need to downsize and consolidate the IT platform to take advantage of new Web-based technologies. Industry research firm Gartner has said that while PowerBuilder applications continue to decline, it expects Java to remain one of the fastest-growing languages with 2.5 million professional Java developers worldwide by 2006, up from just 1.5 million in 2002. (Leading Programming Languages for IT Portfolio Planning, J. Feiman, M. Driver, 27 Sept. 2002).

“Companies are paying as much as 20 percent in license fees every year just to maintain the 4GL software and keep it current,” Venema said. “despite the fact that many have already decided against any further upgrades. There’s really very little future in these old legacy languages. Some are 20 or 30 years old and the growing problem now is finding and keeping programmers with the skills to keep the software running.”

LanguageMigrator for PowerBuilder is designed to provide an end-to-end solution from analyzing the source code and identifying external resources used to combine source migration with third party routines creating a target application ready for acceptance tests. The converted code is supplied with a Java open source library to implement PowerBuilder specific system functions using 100% Java code, thus speeding the adoption of Java and accelerating the development of future Java applications.

LanguageMigrator for PowerBuilder, scheduled for a May 2005 release, supports all versions of PowerBuilder up through PowerBuilder 10. Target environments include Microsoft Windows 2000, ME, and XP as well as UNIX, and LINUX. Supported databases include Microsoft SQL Server, UDB, Sybase, and Oracle. The target Java version is J2EE 1.5.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services (including technology for Understanding, Presentment, Migration, Remediation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Israel and Australia.

The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com